                                   [ADA LOGO]

                               SEPTEMBER 14, 1999

Dear Stockholders:

   I am pleased to inform you that on September 7, 1999, Applied Digital Access, Inc. ("ADA") entered into an Agreement and Plan of Merger with Dynatech Corporation ("Dynatech"). Pursuant to this merger agreement, a subsidiary of Dynatech is commencing a cash tender offer to purchase all of the outstanding shares of ADA's Common Stock at a price of $5.37 per share. Following completion of the tender offer, upon the terms and subject to the conditions of the merger agreement, the Dynatech subsidiary will be merged with and into ADA, and each share of ADA Common Stock not purchased in the tender offer (other than any shares owned by any dissenting stockholders) will be converted into the right to receive $5.37 per share in cash, without interest. Upon consummation of these transactions, Dynatech and its affiliates will own the entire equity interest in ADA.

   The board of directors of ADA has determined that the tender offer and the merger are fair to and in the best interests of ADA stockholders and has unanimously approved the merger agreement and the transactions contemplated thereby, including the tender offer and the merger, and unanimously recommends that the stockholders of ADA accept the Dynatech tender offer and tender their shares thereunder.

   Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the tender offer, is the Offer to Purchase, dated September 14, 1999, of the Dynatech subsidiary making the tender offer together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the offer and the merger, provide detailed information about the transactions and include instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.

                                          Very truly yours

                                          /s/ Donald L. Strohmeyer
                                          -------------------------------------
                                          Donald L. Strohmeyer
                                          President and Chief Executive
                                           Officer

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               ----------------

                          APPLIED DIGITAL ACCESS, INC.
                           (Name of Subject Company)

                          APPLIED DIGITAL ACCESS, INC.
                      (Name of Person(s) Filing Statement)

                               ----------------

                         Common Stock $0.001 par value
                         (Title of Class of Securities)

                                   038181103
                     (CUSIP Number of Class of Securities)

                              Donald L. Strohmeyer
                     President and Chief Executive Officer
                          Applied Digital Access, Inc.
                               9855 Scranton Road
                          San Diego, California 92121
                                 (858) 623-2200
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                    on behalf of person(s) filing statement)

                                    Copy to:

                             Gregory M. Gallo, Esq.
                            Rebecca K. Schmitt, Esq.
                        Gray Cary Ware & Freidenrich LLP
                        4365 Executive Drive, Suite 1600
                            San Diego, CA 92121-2189


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                                  INTRODUCTION

   This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Dynatech Corporation, a Delaware corporation ("Dynatech" or "Parent"), through its indirect wholly owned subsidiary Dynatech Acquisition Corporation, a Delaware corporation ("Purchaser"), to purchase all of the Shares (as defined below) of Applied Digital Access, Inc., a Delaware corporation.

ITEM 1. SECURITY AND SUBJECT COMPANY

   The name of the subject company is Applied Digital Access, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 9855 Scranton Road, San Diego, California 92121. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of the Company, par value $0.001 per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

   This Schedule 14D-9 relates to the tender offer (the "Offer") disclosed in the Schedule 14D-1, dated September 14, 1999 (as amended or supplemented, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") by Dynatech and Purchaser, relating to an offer by the Purchaser on behalf of Dynatech, to purchase all outstanding Shares at a price of $5.37 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth therein. The principal executive offices of each of Parent and the Purchaser are located at 3 New England Executive Park, Burlington, Massachusetts 01803.

   The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 7, 1999 (the "Merger Agreement") by and among the Company, Parent and the Purchaser. A copy of the Merger Agreement is filed as Exhibit (4) to this Schedule 14D-9 and is hereby incorporated by reference. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares validly tendered and not withdrawn pursuant to the Offer, and the satisfaction of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law" or the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become an indirect wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or by any subsidiary of the Company, or owned by the Purchaser, by Parent, or any other subsidiary of Parent or Shares held by stockholders who shall have demanded and perfected appraisal rights, if any, under Delaware Law) will be canceled and converted automatically into the right to receive the price per Share paid pursuant to the Offer in cash, without interest (the "Merger Consideration"). The Merger Agreement is summarized in Item 3 of this
Schedule 14D-9. Although Dynatech is offering to purchase the Shares through Purchaser, Dynatech has agreed to take all action necessary to cause Purchaser to fulfill all its obligations with respect to the Offer and otherwise under the Merger Agreement, including without limitation the obligation to make payment for the Shares.

ITEM 3. IDENTITY AND BACKGROUND

   (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

   (b) Except as set forth below, to the Company's knowledge, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

     (1) Certain Contracts, Agreements, Arrangements or Understandings Between the Company and its Executive Officers, Directors and Affiliates.

   Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A (the "Information Statement"). The Information Statement is being furnished to the Company's shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Parent's rights (upon the acquisition by Purchaser of Shares pursuant to the Offer) to designate persons to be appointed by the Board of Directors of the Company (the "Company Board") without a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference. Stockholders should be aware that certain members of the Company's Board of Directors, management and other employees of the Company have interests in the Merger in addition to the interests of the stockholders of the Company in general, as described further below and in the Information Statement.

INDEMNIFICATION

   Section 145 of the Delaware General Corporation Law permits indemnification of officers and directors of the Company under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.

   Article VII, Section 1 of the Bylaws of the Company provides that the Company shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company (or was serving at the Company's request as a director or officer of another corporation) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company as authorized by the relevant section of the Delaware General Corporation Law.

   As permitted by Section 102(b)(7) of the Delaware General Corporation Law,
Article V, Section (A) of the Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit.

   The Company has entered into indemnification agreements with each of its directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Company (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Company or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Company to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Company copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification. The Company has purchased directors' and officers' liability insurance.

   Mr. James L. Keefe, currently Vice President, Finance and Administration, Chief Financial Officer and Secretary of the Company, has tendered his resignation effective September 15, 1999. Thereafter, and through the consummation of the Merger, Mr. Keefe will serve as a consultant to the Company. Pursuant to the terms of Mr. Keefe's consulting arrangement, Mr. Keefe's outstanding options to purchase Common Stock of the Company will continue to vest through the Merger and will accelerate upon the consummation of the Merger, pursuant to the terms of the Merger Agreement.

   Pursuant to the terms of the Merger Agreement, as more fully described below, and as set forth in Annex A, all options, including those options held by directors and executive officers of the Company, outstanding at the consummation of the Merger, whether or not then exercisable, shall be canceled by the Company in exchange for the right to receive the Option Consideration.

   Certain employees of the Company may enter into agreements with the Company regarding their employment after the completion of the Merger.

     (2) Certain Contracts, Agreements, Arrangements or Understandings Between the Company and Parent, Purchaser or the Executive Officers, Directors and Affiliates of Parent or Purchaser.

THE MERGER AGREEMENT

   The following summary of certain provisions of the Merger Agreement is presented only as a summary and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (4) to this Schedule 14D-9.

   The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under "Conditions to the Merger", the Purchaser will be merged with and into the Company, and each then outstanding Share (other than Shares owned by the Company, any subsidiary of the Company, Parent, the Purchaser, any other subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer.

   The Offer. The Merger Agreement provides for the commencement of the Offer no later than five business days after the public announcement of the execution of the Merger Agreement. The Purchaser has agreed in the Merger Agreement that it will not, without the written consent of the Company, reduce the price per Share or the number of Shares sought to be purchased, or modify the form of consideration to be received by holders of the Shares in the Offer, decrease, increase or waive the Minimum Condition (as defined below), impose additional conditions to the Offer or amend any term of the Offer in a manner materially adverse to the holders of the Shares. The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration date of the Offer at least that number of Shares that would represent in excess of 50% of all outstanding Shares determined on a fully diluted basis (such basis assumes all Shares underlying in-the-money vested and unvested stock options are outstanding) on the date of purchase (the "Minimum Condition") and (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the regulations thereunder applicable to the purchase of Shares pursuant to the Offer having expired or been terminated.

   The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to certain conditions. The Purchaser has agreed to accept for payment and pay for any and all Shares validly tendered as promptly as practicable after the satisfaction or waiver of the conditions to the Offer; provided that, if, immediately prior to the latest expiration date of the Offer permitted by the Merger Agreement, the number of Shares validly tendered and not withdrawn pursuant to the Offer is less than 90% of the outstanding Shares, the Purchaser shall have the right to extend the Offer without the consent of the Company (for not more than an aggregate of ten business days) in order to permit the Purchaser to solicit the tender of additional Shares pursuant to the Offer.

   Vote Required to Approve Merger. The DGCL requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board of Directors and generally by the holders of the Company's outstanding voting securities. The Board of Directors of the Company has approved the making of the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by the Company's stockholders if the "short-form" merger procedure described below is not available. Under the DGCL, the affirmative vote of holders of a majority of the voting power of the then outstanding Shares (including any Shares owned by the Purchaser) is generally required to approve the Merger. If the Purchaser acquires, through the Offer or otherwise, a majority of the voting power of the outstanding Shares (which would be the case if the Minimum Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company.

   Under the DGCL, if a corporation owns 90% or more of each outstanding class of capital stock of another corporation, it can effect a "short-form" merger with such corporation without prior notice to, or any other action by, any other stockholder of such corporation. As a result, assuming no Stock Options are exercised following September 7, 1999, if the Purchaser were to acquire ownership of 11,913,912 Shares pursuant to the Offer, the Purchaser would own more than 90% of the only class of capital stock of the Company then outstanding and would be able to effect the Merger pursuant to the "short-form" merger provisions of the DGCL.

   Conditions to the Merger. The Merger Agreement provides that the obligations of Parent, the Purchaser and the Company to consummate the Merger are subject to the satisfaction of certain conditions, including the following: (a) the Purchaser shall have purchased all Shares duly tendered and not withdrawn pursuant to the terms of the Offer and subject to the terms thereof; provided that the obligation of the Parent and the Purchaser to effect the Merger shall not be conditioned on the fulfillment of such condition if the failure of the Purchaser to purchase the Shares pursuant to the Offer shall have constituted a breach of the Offer or of the Merger Agreement; (b) the consummation of the Merger shall not be precluded by any order, decree or injunction of a court of competent jurisdiction (each party having agreed to use its best efforts to have any such order reversed or injunction lifted), and there shall not have been any action taken or any law enacted, promulgated or deemed applicable to the Merger by any court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority, foreign or domestic (each, a "Governmental Entity") that makes consummation of the Merger illegal; (c) if required by the Certificate of Incorporation and By-Laws of the Company and the DGCL, the Merger Agreement shall have been approved and adopted by the affirmative vote of the holders of the requisite number of Shares in accordance with the Certificate of Incorporation and By-Laws of the Company and the DGCL; and (d) any applicable waiting period under the HSR Act shall have expired or been terminated and, if applicable, the Director of Investigation and Research appointed under the Competition Act (Canada) shall not have advised the Purchaser, in writing, that he intends to oppose the acquisition of the Shares or that he has taken or threatened to take proceedings under the Competition Act (Canada) in respect of the purchase of Shares.

   Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether prior to or after approval of the terms of the Merger Agreement by the stockholders of the
Company:

     (1) by the mutual written consent of Parent, the Purchaser and the Company duly authorized by their respective Boards of Directors;

     (2) by either the Parent or the Company if, on or before December 6, 1999, the Purchaser shall not have purchased in the Offer such number of Shares which represent in excess of 50% of the outstanding Shares on a fully diluted basis, or the Merger shall not have been consummated on or before March 5, 1999, provided, however, that the right to terminate the Merger Agreement is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer or the Merger to have occurred on or before the aforesaid date;

     (3) by either the Parent or the Company if the Offer shall expire or terminate in accordance with its terms without any Shares having been purchased thereunder and, in the case of termination by the Parent, the Purchaser shall not have been required by the terms of the Offer or the Merger Agreement to purchase any Shares pursuant to the Offer;

     (4) by the Company if the Purchaser shall not timely commence the Offer as provided in the Merger Agreement;

     (5) unilaterally by the Purchaser and Parent on the one hand (treated as a single party) or the Company on the other hand (i) if the other fails to perform any material covenant in any material respect in the Merger Agreement, and does not cure the failure in all material respects within 30 business days after the terminating party delivers written notice of the alleged failure or (ii) if any condition to the obligations of that party is not satisfied (other than by reason of a breach by that party of its obligations hereunder), and it reasonably appears that the condition cannot be satisfied prior to March 5, 1999;

     (6) by either the Purchaser or the Company if either is prohibited by an order or injunction (other than an order or injunction on a temporary or preliminary basis) of a court of competent jurisdiction or other Governmental Entity from consummating the Offer or the Merger and all means of appeal and all appeals from such order or injunction have been finally exhausted;

     (7) by the Purchaser if the Board of Directors of the Company shall have withdrawn or modified, or resolved to withdraw or modify, in any manner which is adverse to Parent or the Purchaser, its recommendation or approval of the Offer, the Merger or the Merger Agreement; or

     (8) by the Company if (i) the Board of Directors of the Company shall have determined in good faith, after consultation with outside counsel, that it is necessary, in order to comply with its fiduciary duties to the Company's stockholders under applicable law, to terminate the Merger Agreement to enter into an agreement with respect to or to consummate a transaction constituting a Superior Proposal (as defined under "Takeover Proposals"), (ii) the Company shall have given notice to the Purchaser advising the Purchaser that the Company has received a Superior Proposal from a third party, specifying the material terms and conditions (including the identity of the third party) and that the Company intends to terminate the Merger Agreement, (iii) either (A) the Purchaser shall not have revised its proposal for an Acquisition Transaction within two (2) business days from the time on which such notice is deemed to have been given to Parent, or (B) if the Purchaser within such period shall have revised its proposal for an Acquisition Transaction, the Board of Directors of the Company, after receiving advice from the Company's financial advisor, shall have determined in its good faith reasonable judgment that the third party's proposal for an Acquisition Transaction is more favorable from a financial point of view than Parent's revised proposal for an Acquisition Transaction and (iv) the Company, at the time of such termination, pays the Parent Expenses and the Termination Fee (each as defined under "Fees and Expenses" below).

   Takeover Proposals. The Merger Agreement provides that the Company shall not, shall not permit any of its subsidiaries to, and shall not authorize or permit any officer, director or employee or any investment banker, attorney, accountant or other advisor or representative of the Company or any of its subsidiaries to, directly or indirectly, except as otherwise described in this Section (i) initiate, solicit, negotiate, encourage, or provide confidential information to facilitate any proposal or offer to acquire all or any substantial part of the business and properties of the Company and its subsidiaries, taken as a whole, or beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the capital stock of the

Company, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof (such transactions being referred to herein as "Acquisition Transactions"),
(ii) enter into any agreement with respect to any Acquisition Transaction or give any approval of the type referred to in the next paragraph below with respect to any Acquisition Transaction or (iii) participate in any discussions regarding, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any Acquisition Transaction. Notwithstanding the immediately preceding sentence, the Company and its subsidiaries may, prior to the approval of the Merger Agreement by the Company's stockholders, in response to any unsolicited proposal for an Acquisition Transaction, furnish information concerning its business, properties or assets to the corporation, partnership, person or other entity or group (a "Potential Acquiror") making such proposal for an Acquisition Transaction and participate in negotiations with the Potential Acquiror if (x) the Company's Board of Directors after consultation with one or more of its independent financial advisors, is of the reasonable belief that such Potential Acquiror has the financial wherewithal to consummate such an Acquisition Transaction, (y) the Company's Board of Directors reasonably determines, after receiving advice from the Company's financial advisor, that such Potential Acquiror has submitted a proposal for an Acquisition Transaction that involves consideration to the Company's stockholders and other terms that taken as a whole are more favorable from a financial point of view than the Merger and (z) the Company's Board of Directors determines in good faith, after consultation with outside counsel, that it is necessary to so furnish information and negotiate in order to comply with its fiduciary duty to stockholders of the Company. The Merger Agreement provides that in the event the Company shall determine to provide any information as described above, or shall receive any offer of the type referred to in this section or shall receive or become aware of any other proposal to acquire a substantial part of the business and properties of the Company and its subsidiaries, taken as a whole, or to acquire a substantial amount of capital stock of the Company, it shall promptly inform Parent orally as to the fact that information is to be provided and shall furnish to Parent the identity of the recipient of such information and/or the proponent of such offer or proposal and a description of the material terms thereof. The Company is also obligated to keep Parent fully informed of the status and material details of any proposed Acquisition Transaction or other transaction (including any material amendments or material proposed amendments of any such proposed Acquisition Transaction or other transaction).

   The Merger Agreement also provides that neither the Board of Directors of the Company nor any committee thereof (x) shall withdraw or modify or propose to withdraw or modify, in any manner adverse to Parent, the approval or recommendation of such Board of Directors or such committee of the Merger Agreement, the Offer or the Merger or (y) approve or recommend, or propose to approve or recommend, any proposal for an Acquisition Transaction except, in each case, in connection with a Superior Proposal. As used herein, the term "Superior Proposal" means a bona fide proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the Shares then outstanding or all or substantially all the assets of the Company, provided (i) such proposed transaction satisfies the tests set forth in clauses (x), (y) and (z) of the second sentence of the immediately preceding paragraph and (ii) the Board of Directors determines, in its good faith reasonable judgment, that such proposed transaction is reasonably likely to be consummated without undue delay.

   The Merger Agreement also provides that nothing contained in the preceding two paragraphs shall prohibit the Company from at any time taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act, provided that neither the Company nor its Board of Directors shall, except as permitted by the preceding two paragraphs, approve or recommend acceptance of a proposal for an Acquisition Transaction.

   Fees and Expenses. The Merger Agreement provides that the Company will pay, or cause to be paid, in same day funds to Parent the sum of (x) Parent Expenses (as defined below) and (y) $2,400,000 (the "Termination Fee") upon demand if
(i) the Company terminates the Merger Agreement in accordance with the provision described in paragraph (8) under "Termination of Merger Agreement",
(ii) the Purchaser terminates the Merger Agreement in accordance with the provisions described in paragraphs (5) or (7) under "Termination of Merger Agreement" at any time after a proposal for an Acquisition Transaction has been made or, (iii) the

Company or the Purchaser terminates the Merger Agreement in accordance with the provisions described in paragraphs (2) or (3) under "Termination of Merger Agreement" at any time after a proposal for an Acquisition Transaction has been made, and, within twelve (12) months after any termination referred to in the immediately preceding clauses (ii) or (iii) of this sentence, any person that made a proposal for an Acquisition Transaction (or an affiliate thereof) completes a merger, consolidation or other business combination with the Company or a subsidiary of the Company, or the purchase from the Company or from a subsidiary of the Company of 20% or more (in voting power) of the voting securities of the Company or of 20% or more (in market value) of the assets of the Company and its subsidiaries, on a consolidated basis; provided that the Company will not have any such obligations if the Purchaser terminates the Merger Agreement in accordance with the provision described in paragraph
(5)(ii) under "Termination of Merger Agreement" as a result of the failure of a condition to be satisfied unless the reason for the failure of such condition to be satisfied is reasonably related to the making of such proposal for an Acquisition Transaction. "Parent Expenses" shall mean reasonable and reasonably documented out-of-pocket fees and expenses incurred or paid by or on behalf of Parent in connection with the Offer and the Merger or the consummation of any of the transactions contemplated by the Merger Agreement (including, without limitation, fees and expenses of counsel, commercial banks, investment banking firms, accountants, experts and consultants to Parent and any of its affiliates); provided, however, that in no event shall Parent Expenses exceed $400,000.

   The Merger Agreement also provides that Parent will pay, or cause to be paid, in same day funds to the Company the Company Expenses (as defined below) upon demand if Parent or the Purchaser terminates the Merger Agreement in accordance with the provision described in paragraph (5) under "Termination of Merger Agreement". Company Expenses shall mean reasonable and reasonably documented out-of-pocket fees and expenses incurred or paid by or on behalf of the Company in connection with the Offer and the Merger or the consummation of any of the transactions contemplated by the Merger Agreement (including, without limitation, fees and expenses of counsel, commercial banks, investment banking firms, accountants, experts and consultants to the Company and any of its affiliates); provided, however, that in no event shall Company Expenses exceed $400,000.

   Conduct of Business by the Company. The Merger Agreement provides that, except as otherwise expressly contemplated by the Merger Agreement (including exceptions on the disclosure schedule thereto), as specifically disclosed in certain documents filed by the Company with the SEC or to the extent that the Purchaser shall otherwise consent in writing, during the period from the date of the Merger Agreement to the effective time of the Merger the Company shall not and shall cause its subsidiaries not to: (a) declare, set aside, make or pay any dividend, distribution or any other amount; (b) issue or sell any shares of any class of its capital stock, or any securities convertible into or exchangeable for any such shares, or issue, sell, grant or enter into any subscriptions, options, warrants, conversion or other rights, agreements, commitments, arrangements or understandings of any kind, contingently or otherwise, to purchase or otherwise acquire any such shares or any securities convertible into or exchangeable for any such shares; (c) incur any indebtedness for borrowed money, issue or sell any debt securities or prepay any debt except for borrowings and repayments in the ordinary course of business; (d) assign, mortgage, pledge or otherwise subject to any lien, any of its assets, except for permitted liens in the ordinary course of business; (e) forgive, cancel, compromise, waive or release any debts, claims or rights, except for debts, claims and rights forgiven, canceled, compromised, waived or released in the ordinary course of business consistent with past practice; (f) except in the ordinary course of business, pay any bonus to any director, officer, manager, employee, sales representative, agent or consultant, or grant to any director, officer, manager, employee, sales representative, agent or consultant any other increase in compensation in any form; (g) enter into, adopt or amend any employment, consulting, retention, change-in-control, collective bargaining, bonus or other incentive compensation, profit-sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other employment, compensation or benefit plan, policy, agreement, trust, fund or arrangement for the benefit of any officer, director, employee, sales representative, agent, consultant or affiliate (whether or not legally binding); (h) suffer any damage, destruction or loss (whether or not covered by insurance), or any strike or other employment-related problem, or received notice of any loss of a supplier, customer or employee, that, individually or in the aggregate, could reasonably be expected to have or result in a Material Adverse Effect; (i) amend any of the organizational documents of the Company or adopt a shareholders' rights plan; (j) without the consent of the Purchaser, change in any respect its accounting practices, policies or principles; (k) incur, assume, guarantee or otherwise become directly or indirectly liable with respect to any liability or obligation (whether absolute, accrued, contingent or otherwise and whether direct or indirect, or as guarantor or otherwise with respect to any liability or obligation of any other Person) in excess of (1) $25,000 in each case, other than purchase orders and payroll obligations in the ordinary course of business, or (2) except in the ordinary course of business, $75,000 in the aggregate at any one time outstanding; (l) sell any assets with a value in excess of $25,000 in each case or $75,000 in the aggregate, other than inventory in the ordinary course of business consistent with past practice; (m)
(1) enter into any contract or any amendment, modification or termination of any existing contract, other than (A) any contract entered into in the ordinary course of business and involving an expenditure of less than $25,000 in each individual case and $75,000 in the aggregate, or (B) any contract that, pursuant to its terms, is cancelable without penalty on notice of 30 days or less from the end of the first month following the effective time of the Merger, or (2) breach any material contract; (n) make any capital expenditures or capital additions or improvements in excess of $25,000 in any case or $75,000 in the aggregate, other than as previously disclosed in writing to the Purchaser; (o) institute, settle or agree to settle any litigation, action or proceeding before any court or government body, other than in the ordinary course of business consistent with past practice but not in any case involving amounts in excess of $25,000; (p) fail to use best efforts to keep in full force and effect insurance comparable in amount and scope of coverage to insurance now carried by the Company and its subsidiaries; (q) fail to comply in all material respects with all laws applicable to the business; (r) fail to use all reasonable efforts to maintain the Company and its subsidiaries in good standing in their jurisdiction of incorporation and in the jurisdictions in which they are qualified to do business as a foreign corporation and to maintain all governmental approvals and other consents necessary for, or otherwise material to, the business; (s) fail to replenish the inventories and supplies in a normal and customary manner consistent with prior practice; or make purchase commitments in excess of the normal, ordinary and usual requirements of the business or at any price or upon terms and conditions more onerous than those usual for the Company based on past practice; or made any change in selling, pricing, advertising or personnel practices inconsistent with prior practice; (t) suffer any Material Adverse Effect; (u) merge or consolidate with, or agree to merge or consolidate with, or purchase substantially all of the assets of, or otherwise acquire, any business, business organization or division thereof, or any other Person; or (v) take any action or omit to take any action that would result in the occurrence of any of the foregoing.

   The Merger Agreement further provides that on and after the date of the Merger Agreement until the effective time of the Merger, except as expressly required by the Merger Agreement (including exceptions on the disclosure schedule thereto) or as otherwise expressly consented to by the Purchaser in writing, the Company will, and will cause each of its subsidiaries to: (a) carry on the business in the ordinary course of business in substantially the same manner as heretofore conducted, and use commercially reasonable efforts to
(1) preserve intact its present business organization, (2) keep available the services of its present officers and employees and (3) preserve intact its relationships with customers, suppliers and others having business dealings with it; (b) promptly advise the Purchaser in writing of any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, could reasonably be expected to have or result in a Material Adverse Effect or a breach of the Company's covenants in the Merger Agreement; (c) not take any action or omit to take any action within its reasonable control, which action or omission would result in a breach of any of the representations and warranties set forth in the Merger Agreement; (d) not agree or otherwise commit to take any of the actions proscribed by the foregoing paragraphs (a) through
(c); and (e) conduct all tax affairs relating to it only in the ordinary course of business, and in good faith in substantially the same manner as such affairs would have been conducted if the Merger Agreement had not been entered into.

   Board of Directors. The Merger Agreement provides that promptly upon the purchase by the Purchaser of more than 50% of the outstanding Shares on a fully-diluted basis pursuant to the Offer and from time to time thereafter, the Company shall use its best efforts to allow the Purchaser to designate up to the minimum number of directors of the Company necessary in order for the result (expressed as a fraction) derived by dividing the number of directors so designated by the total number of directors to be at least equal to the result (expressed as a fraction) derived by dividing the number of Shares then held by the Purchaser by the total number of Shares then outstanding, provided, however, that until the consummation of the Merger, the Board of Directors of the Company will have at least two (2) Independent Directors. Subject to applicable law, the Company has agreed to use its best efforts to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, which Information Statement is attached as Schedule I to the Schedule 14D-9. The term "Independent Director" means a director who is neither designated by the Purchaser nor otherwise affiliated with the Parent or the Purchaser and is not an employee of the Company or any of its subsidiaries.

   Stock Options. Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, each then outstanding Stock Option, shall be canceled by the Company in exchange for a payment in cash by the Purchaser (the "Option Consideration") equal to the product of (i) the number of Shares previously subject to the Stock Option and (ii) the excess, if any, of the Offer Price over the aggregate exercise price for such Shares under such Stock Option. As of the effective time of the Merger, each holder of a Stock Option will be entitled to receive only an amount equal to the Option Consideration. All Stock Option amounts payable shall be subject to any required withholding of taxes and shall be paid without interest. Pursuant to the Merger Agreement, the Company shall thereafter cause each stock option or other equity based plan maintained with respect to any Shares (or rights in respect thereof) to be terminated.

   Indemnification and Insurance. In the Merger Agreement, Parent and the Purchaser have agreed for a period of six years after the effective time of the Merger, the Surviving Corporation shall indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries in such capacities against all losses, claims, damages, expenses or liabilities arising out of actions or omissions or alleged actions or omissions occurring at or prior to the effective time of the Merger to the same extent and on the same terms and conditions (including with respect to advancement of expenses) provided for in the Company's organizational documents in effect at the date of the Merger Agreement (to the extent consistent with applicable Law). For a period of six years after the effective time of the Merger, the Surviving Corporation shall maintain in effect directors' and officers' liability insurance covering the persons who are currently covered by the Company's existing directors' and officers' liability insurance with respect to claims arising from facts or events which occurred before the effective time of the Merger, on terms and conditions no less favorable to such directors and officers than those in effect on the date of the Merger Agreement; provided that in no event shall the Surviving Corporation be required to make annual premium payments for such insurance in excess of 150% of the annual premiums payable by the Company for such insurance as of the date of the Merger Agreement.

   Reasonable Efforts. The Merger Agreement provides that, except as otherwise contemplated therein, Parent, the Purchaser and the Company each shall use their commercially reasonable efforts to take promptly, or cause to be taken, all actions and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement, including using their commercially reasonable efforts (i) to obtain all necessary waivers, consents and approvals, and (ii) to effect all necessary registrations and filings including, but not limited to, the Offer Documents, Schedule 14D-9, Proxy Statement and any required filing under the Competition Laws. In case at any time after the effective time of the Merger any further action is necessary or desirable to carry out the obligations of the parties under the Merger Agreement, the proper officers and/or directors of Parent, the Purchaser and the Company, as the case may be, shall take the necessary action.

   Representations and Warranties. The Merger Agreement contains various customary representations and warranties.

RIGHTS OF STOCKHOLDERS IN THE MERGER

   No appraisal rights are available by virtue of the Offer. If the Merger is consummated, however, stockholders of the Company who have not sold their Shares will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. As a consequence of the foregoing, the fair value determined in any appraisal proceeding could be the same as or more or less than the Merger Consideration.

   Purchaser does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares.

   THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SECTION 262. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS ARE CONDITIONED ON STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

   (a) Recommendation of the Board of Directors

   The Board of Directors of the Company (the "Board") has unanimously determined that each of the Merger Agreement, the Offer and the Merger are advisable and fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their Shares to Purchaser thereunder.

   As set forth in the Merger Agreement, the Purchaser will purchase Shares tendered prior to the close of the Offer if the conditions to the Offer have been satisfied (or waived).

   STOCKHOLDERS CONSIDERING NOT TENDERING THEIR SHARES IN ORDER TO WAIT FOR THE MERGER SHOULD NOTE THAT IF THE MINIMUM CONDITION IS NOT SATISFIED OR ANY OF THE OTHER CONDITIONS TO THE OFFER ARE NOT SATISFIED, THE PURCHASER IS NOT OBLIGATED TO PURCHASE ANY SHARES AND, SUBJECT TO CERTAIN LIMITATIONS, CAN TERMINATE THE OFFER AND THE MERGER AGREEMENT AND NOT PROCEED WITH THE MERGER.

   Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are generally required to approve the Merger. Accordingly, if Purchaser acquires a majority of the outstanding Shares in the Merger, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Under Delaware law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the Merger without a vote of the Company's stockholders. Parent, Purchaser, and the Company have agreed to use their commercially reasonable best efforts to take, or to cause to be taken, all actions and to do, or to cause to be done all things necessary, proper or advisable under applicable laws to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. If Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a longer period of time will be required to effect the Merger.

   The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, October 12, 1999, unless the Offer is extended pursuant to the Merger Agreement. A copy of the press release issued by the Parent and the Company dated September 8, 1999 announcing the Merger and the Offer is filed as Exhibit
(6) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION

 Background of the Offer.

   On June 8, 1998, at a telecommunications industry trade show in Atlanta, Georgia, representatives of both the Company and Dynatech informally met to discuss the possibility of a business combination between the two companies. No further discussions ensued at that time.

   On January 14, 1999, Mr. Donald Strohmeyer, a retired telecommunications industry executive, was retained by the Company as a consultant to perform a comprehensive business analysis of the Company.

   On February 7, 1999, at a meeting of the outside directors, Mr. Strohmeyer presented his findings to the Board. At this meeting, Mr. Strohmeyer presented his analysis of the Company's long-term prospects, including his analysis of the concentration of customer base, employee retention and technology migration and the Company's financial performance, and recommended that the Company seek a combination with a larger company.

   On February 20, 1999, at a meeting of the Board of Directors, the Board appointed Mr. Strohmeyer the position of President and Chief Executive Officer of the Company, effective February 22, 1999.

   On March 12, 1999, at a meeting of the Board, the Board discussed various potential strategic partners and discussed the viability of selling certain of the Company's technology and related assets in a business combination.

   In late March 1999, Mr. Samuel Tishler, Corporate Vice President--Corporate Development of Dynatech, contacted Mr. Strohmeyer by telephone to request a meeting to discuss a potential business combination with the Company.

   In April 1999, another potential strategic partner contacted Mr. Strohmeyer regarding an interest in a partnership or other business combination. Mr. Strohmeyer and a representative of the potential strategic partner agreed to meet at a later time.

   On April 13, 1999, a meeting was held in San Diego, California between Mr. Tishler and other representatives of Dynatech, and Messrs. Strohmeyer and James Keefe, Chief Financial Officer of the Company. The parties signed a standard confidentiality and nondisclosure agreement, and initial company information was exchanged.

   During the week of April 19, 1999, a meeting was held in San Diego between the other potential strategic partner and the Company. The parties executed a standard confidentiality and nondisclosure agreement, and exchanged company information.

   On May 12, 1999, at a regularly scheduled Board meeting, the Board discussed possible strategic opportunities. The Board directed management to interview an investment banking firm.

   On May 13, 1999, the Company engaged Alliant Partners to represent the Company in rendering financial advisory services in connection with the possible sale or merger of the Company.

   On May 14, 1999, Gray Cary Ware & Freidenrich ("Gray Cary"), the Company's outside legal counsel, delivered a memorandum to the Board that described the Board's fiduciary obligations in considering a proposal for a business combination.

   On May 24, 1999, at a special meeting of the Board, management discussed the status of the Company's strategic opportunities. The Board discussed that Alliant Partners or the Company had contacted more than 25 possible strategic partners regarding a possible business combination and that Alliant Partners or the Company had discussions with more than ten of these possible strategic partners. Management then reviewed the status of the discussions with the possible strategic partners.

   On May 25, 1999, Mr. Tishler and Mr. John Peeler, President and Chief Executive Officer of Dynatech's telecommunications test business met with Messrs. Strohmeyer, Keefe and O'Conner and continued their due diligence exchanges.

   On June 21, 1999, members of the Board and management further discussed the status of the Company's discussions with potential strategic partners.

   On June 24, 1999, Dynatech conveyed a preliminary offer of $70 million to management.

   On June 28, 1999, at a special meeting of the Board, management reported on the status of preliminary negotiations with Dynatech. Mr. Thomas Bentley of Alliant Partners presented information regarding comparable companies, comparable transactions, takeover multiples and the Company's historical stock trading information. The Board engaged in a lengthy discussion regarding possible alternative transactions and the fairness of a price tentatively proposed by Dynatech. Based on the discussions, the Board directed management to continue negotiations with Dynatech to increase the offer price.

   On June 29, 1999, Mr. Strohmeyer communicated to Mr. Tishler and Mr. Mayerick, President of the Systems and Software Group of Dynatech's telecommunications test business, that the $70 million offer was too low and would have to be raised if further discussions were to be held. Mr. Tishler, on behalf of Dynatech, then proposed a revised preliminary offer of $80 million. Representatives of Dynatech prepared an outline of proposed due diligence procedures and issues and a request that due diligence would need to take place at certain of the Company's facilities as well as the offices of Gray Cary, the Company's outside legal counsel, commencing July 13, 1999.

   In early July 1999, a second meeting was held in San Diego between representatives of the Company and the other potential strategic partner.

   During the last two weeks of July 1999, intensive operational due diligence was conducted by representatives of Dynatech at the Company's offices and the offices of Gray Cary.

   On July 21, 1999, at a regularly scheduled meeting of the Board, after an update by management of the Company's business and prospects, management updated the Board regarding its discussions with Dynatech. Mr. Bentley again reviewed the offer and comparable transactions. After a lengthy discussion regarding the benefits to the stockholders of the Company of a possible transaction with Dynatech, the timing of a possible transaction, other alternatives, including a possible transaction with a different entity and remaining a stand-alone entity, the Board determined to reconvene on July 26, 1999 for further discussions. The Board determined that it was not in the best interests of the Company's stockholders to enter into a non-solicitation agreement that had been requested by Dynatech and that would prevent the Company from pursuing alternatives.

   On July 26, 1999, the Board reconvened its meeting and continued its discussions regarding a possible acquisition by Dynatech. Management reviewed the current status of its discussions with each potential strategic partner. Mr. Bentley discussed the potential value to the stockholders of the Company of a transaction with Dynatech and possible alternative transactions. After lengthy discussions, the Board directed management to continue to move forward with due diligence, and to continue to negotiate more favorable terms with Dynatech while continuing to pursue alternatives.

   During the week of August 2, 1999, Mr. Mayerick met with each of Messrs. Strohmeyer and Terry Allen, General Manager--Software, Kevin Pope, Vice President--Engineering, and Donald O'Connor specifically to discuss the possible terms of employment if a transaction were to be consummated.

   On August 5, 1999, a representative of the other potential strategic partner called Mr. Strohmeyer and stated that the party had concluded that it was not in a position to effect a business combination with the Company, but it would consider a joint marketing and sales relationship with the Company.

   On August 11, 1999, Mr. Strohmeyer and Mr. O'Connor received a proprietary e-mail from a representative of the other potential strategic partner proposing a process of joint marketing between the party and the Company. Negotiations were begun to select accounts and develop joint strategies between the two companies.

   On August 11, 1999, Mr. Strohmeyer and Mr. Bentley called Mr. Tishler and requested that Mr. Tishler deliver a letter summarizing the terms of Dynatech's non-binding offer for consideration by the Company's Board.

   On August 13, 1999, Gray Cary recirculated to each member of the Board a copy of the memorandum regarding director's fiduciary obligations in considering a proposal for a business combination. On that same day, Mr. Tishler delivered a letter to Mr. Strohmeyer in which he confirmed a non-binding price of $80 million for all of the outstanding stock of the Company, which offer was subject to the Company having net cash assets of at least $14.2 million at closing, the cancellation of all outstanding options of the Company, the satisfactory completion of Dynatech's due diligence, approval of Dynatech's Board, and the negotiation and execution of a definitive merger agreement satisfactory to Dynatech.

   During the weeks of August 10 and August 16, due diligence continued at the offices of Gray Cary.

   On August 18, 1999, Mr. Bentley and Mr. Tishler met to further negotiate the business terms of the potential acquisition.

   On August 19, 1999 and August 26, 1999, the Board met to review the current status of negotiations with Dynatech and possible alternative strategic partners.

   On August 26, 1999, Dynatech's legal counsel sent an initial draft of the proposed Merger Agreement to Gray Cary.

   On August 31, 1999, Gray Cary sent comments on the Merger Agreement to legal counsel for Dynatech. The Company, Dynatech and their respective counsel negotiated the Merger Agreement throughout the week of August 30, 1999.

   On September 2, 1999, the Board met to review the status of the negotiations and the Merger Agreement.

   On September 4, 1999, each director received a copy of the Merger Agreement, a summary of the Offer terms and a copy of the memorandum regarding the Board's fiduciary obligations in considering a proposal for a business combination.

   On September 7, 1999, the Board held a special meeting. At the meeting, Gray Cary made a detailed presentation regarding the Board's fiduciary duties when considering the sale of the Company and then reported on the negotiations and the terms and conditions of the Merger Agreement. A representative of Alliant Partners then made a detailed presentation regarding the proposed transaction and presented the opinion that, as of the date thereof, the consideration to be received by the Company's stockholders in the Offer and the Merger, at $5.37 per share, was fair from a financial point of view. Following discussion of the Offer and the Merger, the Board unanimously approved the Offer and the Merger and unanimously resolved to recommend that the stockholders of the Company accept the Offer and tender their shares in the Offer and that the stockholders approve and adopt the Merger Agreement. During the remainder of the day, the final terms of the Merger Agreement were negotiated to the mutual satisfaction of the parties. After the end of business day on September 7, 1999, the Merger Agreement was signed and delivered by the respective parties.

   On September 8, 1999, prior to the opening of stock trading, Dynatech and the Company issued a press release announcing the execution of the Merger Agreement.

   Reasons for the Recommendation. In reaching its determination described in paragraph (a) above, the Board considered a number of factors, including, but not limited to the following:

     (i) the need to attract and retain employees in a highly competitive marketplace competing against better funded and start-up companies;

     (ii) historical information concerning the Company's business prospects, financial performance and condition, operations, technology, management and competitive position;

     (iii) the business and strategic objectives of the Company as well as the risks involved in achieving those objectives;

     (iv) the Company's dependency on a few large customers without long-term contractual commitments;

     (v) the performance of the Company on a historical basis and the prospects and risks of the Company going forward as an independent company;

     (vi) the consideration to be received by the Company stockholders in the Merger and a comparison of merger transactions deemed to be comparable to the Merger;

     (vii) the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations;

     (viii) the potential for other third parties with sufficient resources and complementary technology to acquire the Company;

     (ix) a review of the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits and risks to the Company's stockholders of such alternative and the timing and the likelihood of actually accomplishing any of such alternatives;

     (x) the presentation to the Board by Alliant Partners at the September 7, 1999 Board meeting;

     (xi) the written opinion of Alliant Partners to the effect that, as of September 7, 1999, the $5.37 in cash to be received by holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. The full text of this written opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THIS OPINION IN ITS ENTIRETY;

     (xii) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Superior Proposal as defined in the Merger Agreement to acquire the Company, and the Company may terminate the Merger Agreement and accept any such Superior Proposal subject to the Company's obligation to pay the Termination Fee and Expenses as defined in the Merger Agreement;

     (xiii) current financial market conditions and historical market prices, volatility and trading information with respect to the Common Stock of the Company;

     (xiv) the relationship of the Offer price to historical market prices of the Company's Common Stock and to the Company's book value and liquidation value per share, and the fact that the Offer price of $5.37 represented a premium of approximately 22% over the average of the last sale prices of the Company's Common Stock over the last thirty trading days ending September 3, 1999 (the last trading day before the announcement of the Merger Agreement), which was $4.39 and a premium of approximately 67% over the average of the last sale prices of the Company's Common Stock on the trading days during the 12 month period ending September 3, 1999, which is $3.22;

     (xv) the likelihood that the proposed acquisition would be consummated, including the experience, reputation and financial condition of Parent and the risks to the Company if the acquisition were not consummated, including
  (a) the Company's sales and operating results, (b) progress of certain development projects and products, and (c) the Company's stock price; and

     (xvi) the availability of appraisal rights in the Merger under applicable law.

In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable, and did not quantify or otherwise attempt to assign relative weights to the factors it considered.

   THE FULL TEXT OF THE WRITTEN FAIRNESS OPINION OF ALLIANT PARTNERS IS FILED AS EXHIBIT (5) TO THIS SCHEDULE 14D-9 AND IS ALSO ATTACHED HERETO AS ANNEX B. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. SUCH OPINION WAS PRESENTED FOR THE INFORMATION OF THE BOARD IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER AGREEMENT AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF THE SHARES (OTHER THAN PARENT) PURSUANT TO THE OFFER AND THE MERGER. SUCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER SHARES IN THE OFFER OR HOW TO VOTE WITH RESPECT TO THE MERGER.

   IN LIGHT OF ALL THE FACTORS SET FORTH ABOVE, THE BOARD DETERMINED THAT EACH OF THE MERGER AGREEMENT, THE OFFER AND THE MERGER IS ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, AND RESOLVED UNANIMOUSLY TO APPROVE THE MERGER AGREEMENT, THE OFFER AND THE MERGER, AND TO RECOMMEND THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

   Pursuant to a letter agreement dated May 13, 1999, as amended, between the Company and Alliant Partners, the Company agreed to retain Alliant Partners to provide certain financial advisory services to the Company, including preparation of Alliant Partner's opinion that the Offer Price to be received by holders of Shares pursuant to the Offer and the Merger Consideration pursuant to the Merger is fair to the Company's stockholders from a financial point of view. As compensation for Alliant Partner's services in connection with the transactions contemplated by the Merger Agreement, the Company has agreed to pay Alliant Partners fees of approximately $800,000 upon the closing of the Merger. The Company has also agreed to reimburse Alliant Partners for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services and to indemnify Alliant Partners and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws.

   Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

   (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

   (b) To the Company's knowledge, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares (other than Shares, if any, held by such person that, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Exchange
Act) pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

   (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer or a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition or securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

   The Information Statement attached hereto as Annex A is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the possible designation by Dynatech and Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  1  Offer to Purchase, dated September 14, 1999(1)

  2  Letter of Transmittal, dated September 14, 1999(1)

  3  Summary Advertisement, dated September 14, 1999(1)

  4 Agreement and Plan of Merger, dated as of September 7, 1999, among Parent, the Purchaser and the Company(1)

  5  Opinion of Alliant Partners dated September 7, 1999(2)

  6  Press release issued by Parent and Company on September 8, 1999(1)

  7  Certificate of Incorporation of the Company(3)

  8 Certificate of Agreement of Merger of the Company and its California predecessor(4)

  9  Bylaws of the Company(3)

 10  Letter to Stockholders dated September 14, 1999 from Donald L. Strohmeyer,
      President and Chief Executive Officer of the Company

 11  The Company's Information Statement pursuant to Section 14(f) of the
      Exchange Act and Rule 14f-1 thereunder(5)

--------
(1) Incorporated by reference to an exhibit to Parent's and Purchaser's
    Schedule 14D-1 dated September 14, 1999.

(2) Attached hereto as Annex B.

(3) Incorporated by reference to an exhibit to the Company's Current Report on Form 8-K dated December 23, 1997 (File No. 0-23698).

(4) Incorporated by reference to an exhibit to the Company's Current Report on Form 8-K/A dated January 12, 1998 (File No. 0-23698).

(5) Attached hereto as Annex A.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          APPLIED DIGITAL ACCESS, INC.

                                          By: /s/  Donald L. Strohmeyer
                                            -----------------------------------
                                                   Donald L. Strohmeyer
                                               President and Chief Executive
                                                          Officer

                                    ANNEX A

                          APPLIED DIGITAL ACCESS, INC.
                               9855 SCRANTON ROAD
                          SAN DIEGO, CALIFORNIA 92121

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about September 14, 1999 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Applied Digital Access, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $0.001 per share, of the Company (the "Shares") at the close of business on or about September 14, 1999. You are receiving this Information Statement in connection with the possible appointment of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board").

   On September 7, 1999, the Company, Dynatech Corporation, a Delaware corporation ("Dynatech" or "Parent") and Dynatech Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which
(i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $5.37 per Share, net to the seller in cash and without interest thereon, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become an indirect wholly owned subsidiary of Parent.

   The Merger Agreement requires the Company to use its best efforts either to increase the size of the Board or to secure the resignation of such number of its incumbent directors, or both, as is necessary to enable certain directors designated by Parent to be elected or appointed to the Board under the circumstances described therein. See "Board of Directors and Executive Officers of the Company."

   This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

   Pursuant to the Merger Agreement, the Purchaser commenced the Offer on Tuesday, September 14, 1999. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on October 12, 1999, unless the Offer is extended pursuant to the Merger Agreement.

General

   The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of September 14, 1999, there were 13,251,830 Shares outstanding. The Company's Board of Directors currently consists of seven (7) authorized members. At each annual meeting of the Company's stockholders, directors are elected to serve until the next annual meeting. The officers of the Company serve at the discretion of the Board.

Right To Designate Directors

   The Merger Agreement provides that promptly after (i) the purchase of and payment for any Shares by Purchaser or any of its affiliates which represent at least a majority of the then outstanding Shares and (ii) compliance with
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever occurs later, Dynatech shall be entitled to designate such number of directors, rounded up to the next whole number, as will give Dynatech representation on the Board equal to the product of the total number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) multiplied by the percentage that such aggregate number of Shares so purchased or otherwise beneficially owned by Purchaser (including Shares tendered for payment) bears to the total number of outstanding Shares. The Company shall, upon request by Dynatech, increase the size of the Board, or secure the resignations of such number of directors, or both, as is necessary to enable Dynatech's designees to be elected or appointed to the Board and will cause Dynatech's designees to be so elected or appointed, provided, however, that pursuant to the Merger Agreement, prior to the effective time of the Merger, the Board shall have two independent directors (as defined in Section 1.3(c) of the Merger Agreement).

   IN THE EVENT THAT DYNATECH AND ITS SUBSIDIARIES DO NOT ACQUIRE ANY SHARES PURSUANT TO THE OFFER, OR TERMINATE THE OFFER, OR IF THE MERGER AGREEMENT IS TERMINATED PURSUANT TO ITS TERMS PRIOR TO THE ELECTION OR APPOINTMENT OF DYNATECH'S DESIGNEES, PURCHASER AND DYNATECH WILL NOT HAVE ANY RIGHT, UNDER THE MERGER AGREEMENT TO HAVE DYNATECH'S DESIGNEES ELECTED OR APPOINTED TO THE COMPANY'S BOARD OF DIRECTORS.

   The information contained in this Information Statement concerning Dynatech and Dynatech's designees has been furnished to the Company by Dynatech, and the Company assumes no responsibility for the accuracy or completeness of such information.

The Dynatech Designees

   Dynatech's designees to the Company's Board of Directors, and certain information about each, are described below. Dynatech has advised the Company that all such persons have consented to act as directors of the Company if so designated. Dynatech has informed the Company that, except as disclosed below, none of the designees (i) is currently a director of, or holds any position with, the Company; (ii) has any familial relationship with any of the directors or executive officers of the Company; or (iii) to the best knowledge of Dynatech and the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Dynatech and Purchaser that, to the best of Dynatech's and Purchaser's knowledge, none of the designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed in the Schedule 14D-9.

                                 Present Occupation or Employment;
  Name, Citizenship and     Material Positions Held During the Past Five
 Current Business Address                      Years                        Age
 ------------------------   --------------------------------------------    ---
 Allan M. Kline           Allan M. Kline presently serves as Corporate       54
                          Vice President, Chief Financial Officer and
                          Treasurer and, since May 21, 1998, a Director
                          of Dynatech. Mr. Kline joined Dynatech in June
                          1996. From 1995 to 1996 he served as Senior
                          Vice President, Chief Financial Officer of
                          CrossComm Corporation, a manufacturer of
                          networking products. From 1994 to 1995, he was
                          President of TAR Acquisition Corp., a private
                          investment company. From 1989 to 1994, Mr.
                          Kline was also a Director of CrossComm
                          Corporation. From 1990 to 1994, Mr. Kline was
                          Senior Vice President, Chief Financial Officer
                          of Cabot Safety Corporation, a subsidiary of
                          Cabot Corporation. Prior to that, he served at
                          Leggett & Platt, Incorporated and was a partner
                          with Arthur Young & Company.

 John R. Peeler           John R. Peeler presently serves as Corporate       44
                          Vice President--Communications Test Business
                          and President and Chief Executive Officer of
                          all Dynatech's communication test businesses
                          and, since May 21, 1998, a Director of
                          Dynatech. Mr. Peeler has been employed by
                          Dynatech since 1980. Mr. Peeler beneficially
                          owns 50 shares of the Company. Mr. Peeler has
                          not effected any transactions in any equity
                          security of the Company during the past 60
                          days.

  Name, Citizenship and          Present Occupation or Employment;
    Current Business       Material Positions Held During the Past Five
         Address                               Years                        Age
  ---------------------    --------------------------------------------     ---
 Mark V.B. Tremallo      Mark V.B. Tremallo presently serves as Corporate    42
                         Vice President--General Counsel and Secretary of
                         Dynatech. Mr. Tremallo joined Parent in May
                         1997. From 1995 to 1997 he served as Vice
                         President, General Counsel and Secretary of
                         Aearo Corporation (formerly Cabot Safety
                         Corporation), a manufacturer of industrial
                         safety products. From 1990 to 1995 he was
                         General Counsel of Cabot Safety Corporation, a
                         subsidiary of Cabot Corporation.

 Robert W. Woodbury, Jr. Robert W. Woodbury, Jr. presently serves as         42
                         Corporate Vice President and Corporate
                         Controller of Dynatech. Mr. Woodbury joined
                         Dynatech in January 1996. From 1992 to January
                         1996, he served as Vice President and Controller
                         for Kollmorgen Corporation, a manufacturer of
                         motion control devices. From 1990 to 1992, he
                         was Chief Financial Officer of Kidde Fenwal,
                         Inc., a manufacturer of fire suppression
                         equipment.

Current Board of Directors and Executive Officers

   Biographical information concerning each of the Company's current directors and executive officers as of September 14, 1999 is as follows:

Directors

                                                                      Director
   Name                             Position With the Company     Age  Since
   ----                          ------------------------------   --- --------
   Gary D. Cuccio..............  Director                         53    1999
   John F. Malone..............  Director                         51    1998
   Kenneth E. Olson............  Director                         63    1996
   Christopher B. Paisley......  Director                         47    1996
   Peter P. Savage.............  Chairman of the Board            57    1990
   Paul L. Singer..............  Director                         64    1999
   Donald L. Strohmeyer........  Director and President and CEO   63    1999

   Mr. Cuccio has served as a director of the Company since March 1999. Since July 1998, Mr. Cuccio has been the President of Airtouch Paging, the paging operations business unit of Airtouch Communications, Inc. ("ATI"), a wireless communications company. Prior to joining Airtouch Paging, Mr. Cuccio served as Chief Operating Officer of Omnipoint Communications, Inc., a wireless personal communications services company from September 1996 to July 1998. Prior to that, Mr. Cuccio served as Vice President of International Operations for Europe and Asia for ATI from May 1995 to September 1996 and as Chief Operations Officer for Belgacom Mobile, a wireless communications subsidiary of ATI from April 1994 to May 1995. Prior to that Mr. Cuccio held various senior management positions in sales, marketing, and operations for Pacific Bell, a telecommunications company that merged with Southwestern Bell Communications, Inc. in 1998. Mr. Cuccio also serves as a director of Airtouch Paging--Canada, a subsidiary of ATI and two privately held telecommunications companies.

   Mr. Malone has served as a director of the Company since September 1998. Mr. Malone has been President and Chief Executive Officer of Eastern Management Group, a management consulting firm, since April 1979. Prior to founding Eastern Management Group, Mr. Malone held various sales and marketing positions with AT&T. Mr. Malone is also a director of a privately held company.

   Mr. Olson has served as a director of the Company since December 1996. Mr. Olson served as Chairman of the Board of Proxima Corporation, a manufacturer of multimedia projection products, from July 1983 through June 1998 and as its President and Chief Executive Officer from March 1997 through June 1998 and from April 1995 through February 1996 and as Chief Executive Officer from December 1990 through April 1995. Mr. Olson also currently serves as a director of a privately held pharmaceutical company.

   Mr. Paisley has served as a director of the Company since March 1996. Since August 1996, Mr. Paisley has been the Senior Vice President, Finance and Chief Financial Officer of 3Com Corporation, a global data networking company. Prior to becoming Senior Vice President, Finance of 3Com Corporation, from September 1985 through July 1996 Mr. Paisley was Vice President, Finance and Chief Financial Officer of 3Com Corporation.

   Mr. Savage has served as Chairman of the Board of the Company since February 1999, and prior to that served as its President, Chief Executive Officer and as a director since November 1990. Prior to joining the Company, Mr. Savage served as President and Chief Operating Officer of Xylogics, Inc., a manufacturer of storage and communications controllers, from February 1989 through May 1990, and as Vice President, Engineering of Xylogics from September 1987 through January 1989. Prior to that, Mr. Savage served as President and Chief Operating Officer of Alliance Telecommunications Corp. Commterm Division, a manufacturer of voice messaging systems, from August 1986 through March 1987 and as Vice President, Engineering from February 1985 through July 1986. Mr. Savage previously held a number of technical and management positions with the telecommunications companies, Infinet, Plantronics and Bell Telephone Laboratories.

   Mr. Singer has served as a director of the Company since July 1999. Since May 1991, Mr. Singer has served as the President of Paul L. Singer, Inc., Management Consulting Services International ("PLSI"), a telecommunications strategies and operations management company. From 1993 to 1997 Mr. Singer provided operations consultation support for companies such as Guyana Telephone Company, Vitelco and Cincinnati Bell Telephone. Prior to founding PLSI, Mr. Singer held various management positions with BellSouth Telecommunications, Inc. Mr. Singer currently serves as President of P.L. Singer, Inc., a strategic marketing and operations management company and he provided consulting services to the Company prior to joining the Board.

   Mr. Strohmeyer has served as the President and Chief Executive Officer and as a director of the Company since February 1999. Mr. Strohmeyer spent his career with BellSouth Telecommunications, Inc. ("BST") where he held the positions of Vice President, Network Operations from January 1997 through March 1998, Vice President Network Operations, South from October 1994 to January 1997, and Vice President, Network Operations, North from October 1990 to October 1994. Prior to that, Mr. Strohmeyer held various senior management positions in marketing and network operations for BST.

Executive Officers

   Name                               Position Held With the Company       Age
   ----                          ---------------------------------------   ---
   Donald L. Strohmeyer........  President, Chief Executive Officer and    63
                                  Director
   Peter P. Savage.............  Chairman of the Board                     57
   Paul R. Hartmann............  Vice President, Systems Engineering       56
   James L. Keefe..............  Vice President, Finance and               39
                                  Administration,
                                  Chief Financial Officer and Secretary
   Wayne M. Lettiere...........  Vice President, Operations                59
   Donald J. O'Connor..........  Vice President, Network Systems           44
   Kevin T. Pope...............  Vice President, Development Engineering   41

   Messrs. Strohmeyer's and Savage's business experience is discussed above.

   Mr. Hartmann has served as Vice President, Systems Engineering of the Company since July 1988. Prior to joining the Company, Mr. Hartmann served as Director of Advanced Technology and as Director of Transmission Systems Technology for the Rockwell Communications Systems Division of Rockwell International, a manufacturer of telecommunications transmissions equipment, from September 1984 through July 1988.

   Mr. Keefe has served as Vice President, Finance and Administration, Chief Financial Officer and Secretary of the Company since May 1996 and previously served as Controller of the Company from December 1993 to May 1996 and as Accounting Manager of the Company from March 1992 to December 1993. Prior to joining the Company, Mr. Keefe served as Accounting Manager of U.S. Fiberline Communications, Inc., a privately-held telecommunications service provider, from January 1990 to October 1991 and as Accounting Manager for Scientific Computer Systems, Inc., a computer manufacturer, from February 1987 through December 1989. Prior to that, Mr. Keefe held financial accounting positions with Honeywell, Inc. and Coopers & Lybrand, L.L.P. Mr. Keefe has tendered his resignation as Vice President, Finance and Administration, Chief Financial Officer and Secretary of the Company effective September 15, 1999. Mr. Keefe will serve as a consultant of the Company through the consummation of the Merger.

   Mr. Lettiere has served as Vice President, Operations of the Company since July 1991. Prior to joining the Company, Mr. Lettiere served as Vice President, Operations of Digital Communication Associates (and its successor corporations), a manufacturer of telecommunications products, from April 1984 through July 1991.

   Mr. O'Connor has served as Vice President, Customer Support since May 1995. Prior to joining the Company, Mr. O'Connor was with NYNEX Corporation for 14 years where he served as Managing Director, Service Delivery from February 1995 through May 1995, as Director of Operations, Business Customer Service Center from June 1994 through February 1995, as Director of Operations, Inter-exchange Carrier Services from March 1992 through June 1994 and as Director of Operations, Digital Center from August 1990 to March 1992.

   Mr. Pope has served as Vice President, Development Engineering since April 1995. Mr. Pope joined the Company in June 1988. Mr. Pope served as Senior Director of Development Engineering from December 1994 through March 1995, as Director of Hardware Development from July 1993 through December 1994 and as Manager of Circuit Design from April 1990 through July 1993. Prior to joining the Company, Mr. Pope served as Senior Project Engineer for ASEA HAFO Inc., an integrated circuit design company, from February 1986 through June 1988 and prior to that was a member of the Technical Staff for Bell Laboratories.

Meetings of the Board and Committees

   During the fiscal year ended December 31, 1998, the Board held eight (8) meetings. Each director serving on the Board in fiscal year 1998 attended at least 75% the meetings of the Board and the Committees on which he served.

   The Company does not have a standing Nominating Committee, but does have an Audit Committee and a Compensation Committee.

   The Audit Committee's function is to review with the Company's independent accountants and management the annual financial statements and independent accountants' opinion, review the scope and results of the examination of the Company's financial statements by the independent accountants, approve all professional services performed by the independent accountants and related fees, recommend the retention of the independent accountants to the Board and periodically review the Company's accounting policies and internal accounting and financial controls. The members of the Audit Committee are Christopher B. Paisley and John F. Malone. During the fiscal year ended December 31, 1998, the Audit Committee held one (1) meeting.

   The Compensation Committee's function is to review and approve salary and bonus levels and stock option grants for executive officers and key employees. The members of the Compensation Committee are

Kenneth E. Olson and Christopher B. Paisley. During the fiscal year ended December 31, 1998, the Compensation Committee held four (4) meetings. For additional information concerning the Compensation Committee, see "Report of the Compensation Committee of the Board of Directors on Executive
Compensation."

Director Compensation

   In May 1999, the Board modified its outside directors compensation policy to provide that directors who are not employees of the Company receive annual compensation totaling $15,000 and a nonqualified stock option for shares of the Company's Common Stock for serving on the Company's Board of Directors. In addition, members of the Audit and Compensation Committees receive payments of $500 for each committee meeting they attend which is not held in conjunction with a meeting of the Board of Directors. Also, the Company reimburses non-employee directors for reasonable travel expenses incurred in attending Board of Directors' meetings. Non-employee directors are eligible to participate in the automatic option grant program whereby, upon election each director receives a non-qualified stock option for shares of the Company's Common Stock and on each of the first three anniversaries of such election date, the director receives additional stock options, provided his Board membership has not terminated prior to each such date. Directors who are employees of the Company receive no additional compensation for serving on the Board of Directors.

                    EXECUTIVE COMPENSATION AND OTHER MATTERS

   The following table sets forth information for the fiscal years ended December 31, 1998, 1997 and 1996 concerning the compensation of the Chief Executive Officer of the Company and the four most highly compensated executive officers of the Company as of December 31, 1998, whose total salary and bonus for the year ended December 31, 1998, exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                  LONG TERM
                                                                 COMPENSATION
                                     ANNUAL COMPENSATION            AWARDS
                              ---------------------------------- ------------
                                                                  SECURITIES
   NAME AND PRINCIPAL                             OTHER ANNUAL    UNDERLYING     ALL OTHER
        POSITION         YEAR  SALARY  BONUS (1) COMPENSATION(2)   OPTIONS      COMPENSATION
   ------------------    ---- -------- --------- --------------- ------------   ------------
Peter P. Savage(3)...... 1998 $200,000      --           --        139,000(4)      $5,640(5)
 President and           1997 $200,000  $50,000          --            --          $4,138(5)
 Chief Executive         1996 $175,000  $17,500          --            --          $5,477(5)
 Officer

Paul R. Hartmann........ 1998 $140,500      --           --         74,000(6)         --
 Vice President,         1997 $140,500  $27,234          --            --             --
 Systems Engineering     1996 $134,500  $19,504          --            --             --

Wayne M. Lettiere....... 1998 $126,000      --           --         52,000(7)         --
 Vice President,         1997 $126,000  $25,746          --            --             --
 Operations              1996 $120,000  $18,211          --            --             --

Steven F.X. Murphy(8)... 1998 $212,592      --       $35,812(9)     85,000(10)        --
 Vice President,         1997 $113,077  $37,494      $27,182(9)        --             --
 Sales and Marketing     1996      --       --           --            --             --

Donald J. O'Connor...... 1998 $133,000      --           --         94,000(12)        --
 Vice President,         1997 $133,000  $34,678          --            --             --
 Customer Support        1996 $125,000  $17,500      $23,062(11)       --             --

--------
 (1) Amounts paid pursuant to a Management Team Incentive Compensation Plan approved by the Company's Compensation Committee. See "Report of the Compensation Committee of the Board of Directors on Executive Compensation."

 (2) "Other Annual Compensation" includes only amounts totaling more than the lesser of $50,000 and 10% of the reported salary and bonus for the years covered.

 (3) On February 22, 1999, Mr. Savage was appointed to the position of Chairman of the Board of the Company, and resigned from the positions of President and Chief Executive Officer.

 (4) Represents an option grant for 35,000 shares originally granted in August 1994 which was canceled and regranted in June 1995 and then cancelled and regranted in November 1998; an option grant for 30,000 shares originally granted in November 1995 which was canceled and regranted in November 1998; an option grant for 50,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 24,000 shares originally granted in January 1998 which was canceled and regranted in November 1998. See "Report of the Compensation Committee of the Board of Directors on Executive Compensation--Report on 1998 Cancellation and Regrant of Options" and "Ten Year Option Repricings."

 (5) Amounts paid in connection with reimbursement of premiums on life insurance and disability insurance policies for Mr. Savage in accordance with his employment agreement.

 (6) Represents an option grant for 20,000 shares originally granted in August 1994 which was canceled and regranted in June 1995 and then cancelled and regranted in November 1998; an option grant for 20,000 shares originally granted in November 1995 which was canceled and regranted in November 1998; an option grant for 20,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 14,000 shares originally granted in January 1998 which was canceled and regranted in November 1998. See "Report of the Compensation Committee of the Board of Directors on Executive Compensation--Report on 1998 Cancellation and Regrant of Options" and "Ten Year Option Repricings."

 (7) Represents an option grant for 15,000 shares originally granted in August 1994 which was canceled and regranted in June 1995 and then cancelled and regranted in November 1998; an option grant for 15,000 shares originally granted in November 1995 which was canceled and regranted in November 1998; an option grant for 10,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 12,000 shares originally granted in January 1998 which was canceled and regranted in November 1998. See "Report of the Compensation Committee of the Board of Directors on Executive Compensation--Report on 1998 Cancellation and Regrant of Options" and "Ten Year Option Repricings."

 (8) Mr. Murphy became an employee of the Company in March 1997. On January 25, 1999, Mr. Murphy resigned from his position of Vice President, Sales and Marketing with the Company.

 (9) Amounts paid in connection with the reimbursement of relocation expenses and related tax liability pursuant to Mr. Murphy's employment arrangement.

(10) Represents an option grant for 75,000 shares originally granted in April 1997 which was canceled and regranted in November 1998; and an option grant for 10,000 shares originally granted in January 1998 which was canceled and regranted in November 1998. See "Report of the Compensation Committee of the Board of Directors on Executive Compensation--Report on 1998 Cancellation and Regrant of Options" and "Ten Year Option Repricings."

(11) Amounts paid in connection with the reimbursement of relocation expenses and related tax liability pursuant to Mr. O'Connor's employment arrangement.

(12) Represents an option grant for 50,000 shares originally granted in June 1995 which was canceled and regranted in November 1998; an option grant for 25,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 19,000 shares originally granted in January 1998 which was canceled and regranted in November 1998. See "Report of the Compensation Committee of the Board of Directors on Executive Compensation--Report on 1998 Cancellation and Regrant of Options" and "Ten Year Option Repricings."

Stock Option Information

   The following table provides the specified information concerning grants of options to purchase the Company's Common Stock made during the fiscal year ended December 31, 1998, to the persons named in the Summary Compensation Table.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                         Individual Grants
                          -----------------------------------------------
                                                                              Potential
                                                                          Realizable Value
                                                                          at Assumed Annual
                                          % of Total                       Rates of Stock
                             Number of     Options                              Price
                            Securities    Grantedto                       Appreciation for
                            Underlying    Employees  Exercise              Option Term (1)
                              Options     in Fiscal  Price Per Expiration -----------------
       Name                 Granted (2)    Year (3)  Share (4)    Date       5%      10%
       ----               --------------- ---------- --------- ---------- -------- --------
Peter P. Savage(5)......  139,000 (7)(8)     4.6%      $2.75    11/06/08  $240,395 $609,208
Paul R. Hartmann........   74,000 (7)(9)     2.5%      $2.75    11/06/08  $127,980 $324,327
Wayne M. Lettiere.......   52,000 (7)(10)    1.7%      $2.75    11/06/08  $ 89,932 $227,905
Steven F. X. Murphy(6)..   85,000 (7)(11)    2.8%      $2.75    11/06/08  $147,004 $372,537
Donald J. O'Connor......   94,000 (7)(12)    3.1%      $2.75    11/06/08  $162,569 $411,982

--------
 (1) Potential gains are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, in accordance with the SEC's rules. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holders' continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.

 (2) Options granted in fiscal 1998 under the Company's 1994 Stock Option/Stock Issuance Plan (the "1994 Option Plan") generally vest and become exercisable over a four year period at the rate of 1/48 per month for each full month of the optionee's continuous employment with the Company. Under the 1994 Option Plan, the Board retains discretion to modify the terms, including the price, of outstanding options. The shares subject to each option will immediately vest in the event the Company is acquired by a merger or asset sale unless the option is assumed by the successor entity. See "--Severance and Change of Control Arrangements."

 (3) Based upon options granted to purchase an aggregate of 2,990,941 shares of Common Stock of which approximately 2,304,133 represent regranted options subject to the Company's Option Cancellation/Regrant Program in October and November 1998. See "Report of the Compensation Committee of the Board of Directors on Executive Compensation--Report on 1998 Cancellation and Regrant of Options" and "Ten Year Option Repricings."

 (4) All options listed were granted at market value on the date of grant, based on the closing selling price of the Company's Common Stock on such date.

 (5) On February 22, 1999, Mr. Savage was appointed to the position of Chairman of the Board of the Company and resigned from the positions of President and Chief Executive Officer.

 (6) On January 25, 1999, Mr. Murphy resigned from his position of Vice President, Sales and Marketing with the Company.

 (7) In September 1998 and November 1998, as a result of a broad decline in the fair market value of the Company's Common Stock, the Compensation Committee determined that it was in the best interests of the Company to offer to all current employees who were option holders, including executive officers, whom the Committee considered separately, the opportunity to have outstanding options with an exercise price above the then current market price cancelled in exchange for new options with an exercise price equal to the then current fair market value. For details concerning the cancellation and regrant of options, see "Report of the Compensation Committee of the Board of Directors on Executive Compensation--Report on 1998 Cancellation and Regrant of Options" and "Ten Year Option Repricings."

 (8) Includes an option grant for 35,000 shares originally granted in August 1994 which was canceled and regranted in June 1995 and then cancelled and regranted in November 1998; an option grant for 30,000 shares originally granted in November 1995 which was canceled and regranted in November 1998; an option grant for 50,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 24,000 shares originally granted in January 1998 which was canceled and regranted in November 1998.

 (9) Includes an option grant for 20,000 shares originally granted in August 1994 which was canceled and regranted in June 1995 and then cancelled and regranted in November 1998; an option grant for 20,000 shares originally granted in November 1995 which was canceled and regranted in November 1998; an option grant for 20,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 14,000 shares originally granted in January 1998 which was canceled and regranted in November 1998.

(10) Includes an option grant for 15,000 shares originally granted in August 1994 which was canceled and regranted in June 1995 and then cancelled and regranted in November 1998; an option grant for 15,000 shares originally granted in November 1995 which was canceled and regranted in November 1998; an option grant for 10,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 12,000 shares originally granted in January 1998 which was canceled and regranted in November 1998.

(11) Includes an option grant for 75,000 shares originally granted in April 1997 which was canceled and regranted in November 1998, and an option grant for 10,000 shares originally granted in January 1998 which was canceled and regranted in November 1998.

(12) Includes an option grant for 50,000 shares originally granted in June 1995 which was canceled and regranted in November 1998; an option grant for 25,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 19,000 shares originally granted in January 1998 which was canceled and regranted in November 1998.

         AGGREGATED OPTION EXERCISES AND FISCAL YEAR END OPTION VALUES

   The following table provides the specified information concerning unexercised options held as of December 31, 1998, by the persons named in the Summary Compensation Table.

                          AGGREGATED OPTION EXERCISES
                           AND FISCAL YEAR-END VALUES

                                                     NUMBER OF               VALUE OF UNEXERCISED
                                               SECURITIES UNDERLYING             IN-THE-MONEY
                           SHARES               UNEXERCISED OPTIONS               OPTIONS AT
                          ACQUIRED                  AT 12/31/98                  12/31/98(1)
                             ON     VALUE   ---------------------------- ----------------------------
          NAME            EXERCISE REALIZED EXERCISABLE(2) UNEXERCISABLE EXERCISABLE(2) UNEXERCISABLE
          ----            -------- -------- -------------- ------------- -------------- -------------
Peter P. Savage (3).....      --       --      248,428        139,000       $598,935         --
Paul R. Hartmann........    3,407      --       47,142         74,000       $103,948         --
Wayne M. Lettiere.......   10,000  $60,800      26,857         52,000       $ 59,220         --
Steven F.X. Murphy (4)..      --       --          --          85,000
Donald J. O'Connor......      --       --          --          94,000

--------
(1) Based on a fair market value of $2.63, the closing price of the Common Stock on December 31, 1998, as reported by the Nasdaq National Market. Does not include options that had an exercise price greater than $2.63.

(2) Under the 1994 Option Plan, stock options generally vest and become exercisable over a period of four years.

(3) On February 22, 1999, Mr. Savage was appointed to the position of Chairman of the Board of the Company and resigned from the positions of President and Chief Executive Officer.

(4) On January 25, 1999, Mr. Murphy resigned from his position of Vice President, Sales and Marketing with the Company.

SEVERANCE AND CHANGE OF CONTROL ARRANGEMENTS

   In November 1998, the Company entered into certain retention agreements ("agreements") with its chief executive officer and executive officers ("Executives") relating to a change in control of the Company. Under the agreements, the termination of an Executive's employment without cause of for "good reason", as defined in the agreement, within twelve months following a change in control of the Company would be deemed a covered termination. A covered termination provides for the continuation of an Executive's base salary for a period of eighteen months for the chief executive officer and twelve months for the executive officers. The Executive will be deemed a consultant of the Company during these periods ("Consulting Periods"). The Executive's then outstanding stock options will continue vesting and employee benefits will continue to be provided by the Company during the Consulting Period.

   In February 1999, the Company entered into an employment arrangement with Donald L. Strohmeyer, the Company's President and Chief Executive Officer. If Mr. Strohmeyer is terminated without cause, the Company has agreed to pay him his monthly base salary for a period of twelve months after his termination. In addition, during such twelve month period, Mr. Strohmeyer will continue to vest in any outstanding stock options still subject to vesting. The arrangement does not have an expiration date and is operative during Mr. Strohmeyer's employment by the Company.

   In November 1990, the Company entered into an employment arrangement with Peter P. Savage, the Company's Chairman of the Board. If Mr. Savage is terminated without cause, the Company has agreed to pay him his monthly base salary for a period of six months after his termination or until he commences employment with another company. In addition, he will be entitled to his pro rata share of any guaranteed bonus or profit sharing plan in which he participated (for the portion of the year that he was employed by the Company). During the severance term, Mr. Savage would continue to be treated as a Company employee for purposes of all Company-provided employee benefits (other than for purposes of stock option vesting and vacation eligibility). The arrangement does not have an expiration date and is operative during Mr. Savage's employment by the Company.

   In January 1999, the Company entered into a severance arrangement with Steven F.X. Murphy, the Company's former Vice President, Sales and Marketing. Under the severance arrangement, Mr. Murphy will receive his base salary for a period of six months ending in June 1999.

   In June 1988, the Company entered into an employment arrangement with Paul
R. Hartmann, the Company's Vice President, Systems Engineering. If Mr. Hartmann is terminated without cause, the Company has agreed to pay him his monthly base salary for a period of six months after the termination or until he commences employment with another company. The arrangement does not have an expiration date and is operative during Mr. Hartmann's employment by the Company.

   In May 1995, the Company entered into an employment arrangement with Donald
J. O'Connor, the Company's Vice President, Customer Support. If Mr. O'Connor is terminated involuntarily, the Company has agreed to pay him a severance payment equal to three months of his monthly base salary upon such termination. The arrangement does not have an expiration date and is operative during Mr. O'Connor's employment by the Company.

   Pursuant to the 1994 Option Plan, in the event the Company is acquired, whether by merger or asset sale, each outstanding option which is not to be assumed by the successor corporation or replaced with a comparable option to purchase the capital stock of the successor corporation will automatically accelerate vesting in full, and all unvested shares will automatically vest, except to the extent such accelerated vesting is precluded by the terms of the agreements evidencing those unvested shares.

   The 1994 Option Plan also provides for the automatic acceleration of vesting with respect to outstanding options or shares upon the following change in control events: (i) the acquisition of more than 50% of the Company's voting stock by hostile tender offer or (ii) a change in the composition of the Board of Directors effected through one or more contested Board elections, except that the Compensation Committee may at the time of a discretionary option grant or stock issuance, provide that no such acceleration shall occur.

   As a result of the Company entering into the Merger Agreement, all stock options outstanding under the 1994 Option Plan at the consummation of the Merger, whether or not then exercisable, shall be canceled by the Company in exchange for the right to receive the Option Consideration. See "The Merger Agreement--Stock Options."

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information, as of July 31, 1999, with respect to the beneficial ownership of the Company's Common Stock by (i) all persons known by the Company to be the beneficial owners of more than 5% of the outstanding Common Stock of the Company, (ii) each director and director-nominee of the Company, (iii) each executive officer of the Company named in the Summary Compensation Table and (iv) all executive officers and directors of the Company as a group.

                                                            SHARES OWNED (1)
                                                          --------------------
                                                                    PERCENTAGE
                                                          NUMBER OF  OF CLASS
NAME AND ADDRESS OF BENEFICIAL OWNERS                      SHARES       (2)
-------------------------------------                     --------- ----------
Kopp Investment Advisors, Inc. (3)....................... 2,106,940    16.0%
 7701 France Avenue South, Suite 500
 Edina, MN 55435

State of Wisconsin Investment Board (4).................. 2,063,535    15.7%
 P.O. Box 7842
 Madison, WI 53707

Merrill Lynch & Co., Inc. (5)............................   920,500     7.0%
 World Financial Center, North Tower
 250 Vesey Street
 New York, NY 10381

Gary D. Cuccio...........................................       --      --

John F. Malone (6).......................................    26,250       *

Kenneth E. Olson (7).....................................    40,312       *

Christopher B. Paisley (8)...............................    36,125       *

Peter P. Savage (9)......................................   413,703     3.1%

Paul L. Singer (10)......................................     3,750       *

Donald L. Strohmeyer (11)................................    10,000       *

Paul R. Hartmann (12)....................................   139,289     1.1%

Wayne M. Lettiere (13)...................................   117,360       *

Steven F.X. Murphy.......................................     3,494       *

Donald J. O'Connor.......................................    53,697       *

Executive Officers and Directors as a group (13 persons)
 (14)....................................................   990,123     7.1%

--------
 (1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

 (2) Calculated on the basis of 13,147,507 shares of Common Stock outstanding, except that shares of Common Stock underlying options exercisable within 60 days of July 31, 1999 are deemed to be outstanding for purposes of calculating the beneficial ownership of securities of the holders of such options.

 (3) Based on an amendment to Schedule 13G filed with the Securities and Exchange Commission ("SEC") on January 28, 1999 by Kopp Investment Advisors, Inc. ("KIA"), Kopp Holding Company ("KHC") and LeRoy C. Kopp ("Kopp"). KIA is wholly owned by KHC which is wholly owned by Kopp. Includes 300,000 shares as to which Kopp has sole voting and dispositive power. Also includes 1,696,940 shares as to which KIA has shared dispositive power and 110,000 shares as to which it has sole dispositive power. Of these shares, KIA has sole voting power with respect to 357,500 shares.

 (4) Based on an amendment to Schedule 13G filed with the SEC on April 7, 1999, by State of Wisconsin Investment Board ("SWIB"). SWIB has the sole power to vote and dispose of all 2,063,535 shares.

 (5) Based on a Schedule 13G filed with the SEC on February 3, 1999, by Merrill Lynch & Co., Inc. ("ML&Co."). ML&Co. is a holding company that has shared power to vote and dispose of 920,500 shares held by its subsidiaries, Merrill Lynch Asset Management, L.P. and Fund Asset Management, L.P.
     ML & Co. disclaims beneficial ownership of such shares.

 (6) Includes 21,250 shares subject to stock options exercisable within sixty days of July 31, 1999.

 (7) Includes 30,312 shares subject to stock options exercisable within sixty days of July 31, 1999.

 (8) Includes 36,125 shares subject to stock options exercisable within sixty days of July 31, 1999.

 (9) Includes 315,925 shares subject to stock options exercisable within sixty days of July 31, 1999.

(10) Includes 3,750 shares subject to stock options exercisable within sixty days of July 31, 1999.

(11) Includes 10,000 shares subject to stock options exercisable within sixty days of July 31, 1999.

(12) Includes 83,804 shares subject to stock options exercisable within sixty days of July 31, 1999.

(13) Includes 52,687 shares subject to stock options exercisable within sixty days of July 31, 1999.

(14) Includes 683,975 shares subject to stock options exercisable within sixty days of July 31, 1999.

              REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF
                      DIRECTORS ON EXECUTIVE COMPENSATION

   In fiscal 1998, the Compensation Committee of the Board of Directors was comprised of Kenneth E. Olson and Christopher B. Paisley. The Compensation Committee was responsible for setting and administering the policies governing annual compensation of the executive officers of the Company. These policies are based upon the philosophy that the Company's long term success in its marketplace is best achieved through (i) recruitment and retention of the best people in the industry and (ii) providing compensation that focuses executive officer efforts on maximizing both short and long term financial performance of the Company. The Compensation Committee applied this philosophy in determining compensation for the Company's executive officers in four areas: salary, annual incentive programs, long term incentive compensation and benefits.

   Each executive officer's aggregate compensation is designed to provide a cumulative level of compensation roughly equivalent to the median paid by comparably sized companies in similar industries and geographic locations. In determining executive officers' compensation, the Compensation Committee considers information contained in surveys such as the American Electronics Association ("AEA") Executive Compensation Survey, the Radford Executive Compensation survey, and various surveys published by venture capital firms. In recent years, these surveys have experienced year to year increases of approximately 5% each year.

   In 1998, there were no compensation adjustments for the executive officers.

Salary

   The Company attempts to offer salaries to its executive officers which are generally targeted near the median for similar positions in comparably sized companies in the Company's industry and geographic location. The Company's Chief Executive Officer evaluates the performance of all other executive officers, and recommends salary adjustments which are subject to review by the Compensation Committee. In addition to considering the results of performance evaluations and information concerning competitive salaries, the Compensation Committee and the Chief Executive Officer place weight on the financial condition of the Company and the competitive employment situation in the Company's industry and geographic area in considering salary adjustments.

   The Company's Chief Executive Officer did not recommend any salary adjustments for the Company's other executive officers in fiscal 1998.

Annual Incentive Compensation

   The Company seeks to provide additional incentives to executives who make contributions of outstanding value to the Company. For this reason, the Compensation Committee awards incentive compensation which can comprise a substantial portion of the total compensation of executive officers when earned and paid. Incentive compensation may be paid to executives pursuant to three plans: the Management Team Incentive Compensation Plan, the Sales Management Incentive Compensation Plan and the Gain Sharing Plan. The Compensation Committee attempts to structure these plans so that if the maximum amount available under these plans is earned by an executive officer, his total cash compensation for the year will be slightly above the median paid to executive officers in similar positions at comparably sized companies in similar industries and geographic locations.

   Management Team Incentive Compensation Plan. Potential compensation paid under this plan is set as a significant percent of each officer's base salary. The total incentive compensation which could be awarded under this plan if all performance targets and individual objectives were achieved comprised up to 40% of base salary for executive officers, (other than the Chief Executive Officer). If performance targets were exceeded, up to 50% of base salary could be awarded to such officers under this plan. The incentive compensation under this plan is based on the financial performance of the Company and each business unit, quantitative departmental goals and the executive officer's personal performance. Each executive officer (other than those who participate in the Sales Management Incentive Compensation Plan, as described below) earns incentive compensation based upon some or all of these areas of performance. The Company and business unit targets are based upon attaining certain bookings, revenue and operating profit goals set by the Board of Directors in consultation with the Chief Executive Officer. Departmental performance is measured by appropriate metrics, such as on-time completion of key projects, level of quality, and inventory levels. Compensation for personal performance under this plan is awarded by the Compensation Committee based upon its objective and subjective evaluation of the performance of each officer.

   Company and business unit performance bonuses are weighted so that proportionately higher awards are received when the Company's performance exceeds targets and proportionately smaller or no awards are made when the Company does not meet targets. No incentive compensation is paid for Company or business unit performance unless minimum Company and business unit financial goals are achieved during the fiscal year.

   In 1998, no compensation was earned by officers under the Management Team Incentive Compensation Plan.

   The Compensation Committee reviews and adjusts the Management Team Incentive Compensation Plan annually.

   Sales Management Incentive Compensation Plan. One executive officer of the Company participated in the Company's Sales Management Incentive Compensation Plan in 1998. Participation in this plan is in lieu of participation in the Management Team Incentive Compensation Plan. The total incentive compensation which could be awarded under this plan if all performance targets were achieved comprised up to 67% of base salary for the executive officer. If performance targets were exceeded, up to 100% of base salary could be awarded to the officer under this plan. Incentive compensation is paid under this plan as a percentage of bookings and revenue, to the extent that bookings and revenue exceed 80% of the target goals set by the Board of Directors. In addition, the executive officer could earn up to 17% of base salary based upon personal performance. In 1998, compensation earned by the officer who participated in the Sales Management Incentive Compensation Plan was 25% of the officer's base salary.

   Gain Sharing Plan. Under this plan, eligible employees (including the Company's executive officers) may receive quarterly payments based on the Company's financial results exceeding certain levels. Officers are only eligible to participate after all other employees have received an annual allocation of $3,000 per person. No amounts were earned under the Gain Sharing Plan in 1998.

Long Term Incentive Compensation

   The Compensation Committee believes that long term incentive compensation through employee equity ownership provides significant additional motivation to executive officers to maximize value for the Company's stockholders, and therefore, the Compensation Committee makes periodic grants of stock options under the Company's option plans. Such options are granted at the prevailing market price, and will only have value if the Company's stock price increases over the exercise price. Therefore, the Compensation Committee believes that stock options serve to align the interest of executive officers closely with other stockholders because of the direct benefit executive officers receive through improved stock performance. In addition, stock options vest over time to provide financial incentive for the executive officers to remain with the Company.

   In fiscal 1998, the Compensation Committee granted additional options to executive officers, after consideration of recommendations from the Chief Executive Officer. Option grants were based upon relative position and responsibilities of each executive officer, historical and expected contributions of each executive officer to the Company, and previous option grants to such executive officers. Options were granted with a goal to provide equity compensation for the Company's executive officers that is competitive with equity compensation provided to executive officers with similar positions in comparably sized companies in similar industries and geographic locations. All options granted in fiscal 1998 to executive officers in their capacities as such were granted under the 1994 Option Plan. Generally, option grants under the 1994 Option Plan vest and become exercisable over four years. Option grants for fiscal 1998 are set forth in the tables entitled "Option

Grants In Last Fiscal Year" in the section entitled "Executive Compensation And Other Matters" and "Ten Year Option Repricings."

Other Benefits

   The Company's executive officers participate in benefits programs available generally to all employees.

Chief Executive Officer Compensation

   The compensation of the Chief Executive Officer is based upon the same criteria outlined above for the other executive officers of the Company. While the CEO makes recommendations about the compensation levels, goals and performance of the other executive officers, he does not participate in discussions regarding his compensation or performance.

   The Compensation Committee did not adjust Mr. Savage's salary in 1998. Mr. Savage's compensation under the Management Team Incentive Compensation Plan was based upon the Company achieving financial performance goals. In 1998, Mr. Savage could have received 50% of his base salary under the Management Team Incentive Compensation Plan if the Company had met all of its performance targets and up to 70% if those targets were exceeded by 10% or more. No incentive compensation was earned by Mr. Savage in 1998. Mr. Savage received additional option grants under the 1994 Option Plan to purchase 139,000 shares which included an option grant for 35,000 shares granted in June 1995 which was canceled and regranted in November 1998; an option grant for 30,000 shares originally granted in November 1995 which was canceled and regranted in November 1998; an option grant for 50,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 24,000 shares originally granted in January 1998 which was canceled and regranted in November 1998. See "Report of the Compensation Committee of the Board of Directors on Executive Compensation--Report on 1998 Cancellation and Regrant of Options" and "Ten Year Option Repricings". In addition to participating in benefit plans available to all employees, pursuant to his employment agreement with the Company, Mr. Savage also receives reimbursement of certain life and disability insurance premiums.

Report on 1998 Cancellation and Regrant of Options

   In September and November of 1998, the Compensation Committee considered, separately, the options held by the Company's employees and executive officers and the fact that a broad decline in the price of the Common Stock of the Company had resulted in a substantial number of stock options granted having exercise prices well above the recent historical trading prices for the Company's Common Stock. The Committee was advised by management that management believed that key employee turnover was likely to increase in part because the Company's total compensation package for long-term employees, which included substantial options with exercise prices well above the current trading price, was less attractive than compensation offered by other companies in the same industry and geographic location. This is because options granted to new hires at other companies would likely be granted at current trading prices, providing more opportunity for appreciation than the Company's options.

   The Committee believed that the Company's success in the future would depend in large part on its ability to retain a number of its highly skilled technical, managerial and marketing personnel and the loss of key employees could have significant adverse impact on the Company's business. The Committee also believed that unless an adjustment was made in option prices, existing employees holding options would perceive a substantial inequity in comparison to new employees granted stock options with exercise prices set at the current, lower fair market value of the Company's Common Stock and that employee morale would suffer as a consequence. The Committee concluded that it was important and cost-effective to provide equity incentives to employees and executive officers of the Company to improve the Company's performance and the value of the Company for its stockholders. The Committee considered granting new options selectively to current key employees at fair market value, but recognized that the size of the option grants required to offset the decline in market price would result in significant additional dilution to stockholders. The Committee recognized that canceling existing options with exercise prices higher than fair market value and regranting options at fair market value would provide additional incentives to employees because of the increased potential for appreciation. The Committee also recognized that the new options could require holding periods before they became exercisable, providing optionees participating in the cancellation/regrant program with an added incentive to remain with the Company. Considering these factors, the Committee determined that it was in the best interests of the Company and its stockholders to restore the incentives for employees and executive officers to remain as employees of the Company and to exert their maximum efforts on behalf of the Company by canceling and regranting stock options under the Option Plan for those options with exercise prices above recent trading prices.

   In September 1998, the Compensation Committee approved the cancellation and regrant of all outstanding options granted to non-officer employees at exercise prices exceeding the fair market value of common stock as of October 23, 1998, the effective date of the program. The exercise price of each regranted option is $2.75, which is the closing market price of the Company's common stock on October 23, 1998. Each optionee holding such an option had the opportunity to
(i) elect to retain the old option or (ii) accept a new option with an exercise price equal to the fair market value of the Company's common stock on the effective date and cancel the old option. Each regranted option covered the same number of shares subject to the old option at the time of cancellation and maintained the same vesting period as the previously canceled option. The regranted options cannot be exercised for a period of six months following the effective date. Any employee voluntarily leaving the Company during the six month period will lose the affected options, including previously vested portions of those options. All replacement options will terminate no later than ten (10) years from the date of grant. Options to purchase a total of 1,706,275 shares of the Company's Common Stock at exercise prices ranging from $2.80 per share to $9.88 per share have been canceled in exchange for regranted options for an equal number of shares at an exercise price of $2.75 per share, the closing price of the Company's Common Stock on the effective date of the program.

   In November 1998, the Compensation Committee of the Company's Board of Directors approved the cancellation and regrant of all outstanding options granted to executive officers at exercise prices exceeding the fair market value of common stock as of November 6, 1998, the effective date of the program. The exercise price of each regranted option is $2.75, which was the closing market price of the Company's common stock on November 6, 1998. Each executive officer holding such an option had the opportunity to (i) elect to retain the old option or (ii) accept two new options with exercise prices equal to the fair market value of the Company's common stock on the effective date and cancel the old option. Each regranted option covered one-half of the number of shares subject to the old option at the time of cancellation. One of the regranted options maintained the same vesting period as the previously canceled option. The other regranted option vests in equal monthly installments over a 48 month period beginning on the grant date. The regranted options are subject to the condition that the options cannot be exercised for a period of six months following the effective date. Any executive officer voluntarily leaving the Company during the six month period will lose the affected options, including previously vested portions of those options. All replacement options will terminate no later than ten (10) years from the date of grant. Options to purchase a total of 1,706,275 shares of the Company's Common Stock at exercise prices ranging from $4.75 per share to $15.25 per share have been canceled in exchange for regranted options for an equal number of shares at an exercise price of $2.75 per share, the closing price of the Company's Common Stock on the effective date of the program.

   The Compensation Committee believes the regranted options strike an appropriate balance between the interests of the option holders and those of the stockholders. The lower exercise prices in effect under the regranted options make those options valuable to the executive officers and employees critical to the Company's financial performance. However, those individuals will enjoy the benefits of the regranted options only if they remain in the Company's employ and contribute to the Company's and investor's financial success.

                                          COMPENSATION COMMITTEE

                                          Kenneth E. Olson
                                          Christopher B. Paisley

                           TEN YEAR OPTION REPRICINGS

   The table below sets forth (i) information with respect to each of the Company's named executive officers concerning his participation in the option cancellation/regrant program which was effected November 6, 1998 and (ii) information with respect to all former or current executive officers of the Company concerning their participation in other option repricing programs implemented by the Company during the last ten fiscal years. Options referenced in the table below that were repriced on November 6, 1998 represent two new option agreements. Each such option agreement is for one-half of the number of shares subject to the old option at the time of cancellation. One of the regranted options maintained the same vesting period as the previously canceled option, and the other regranted option vests in equal monthly installments over a 48-month period beginning on the date of repricing.

                                                                                 LENGTH OF
                                                                                  ORIGINAL
                                       NUMBER OF     MARKET                        OPTION
                                       SECURITIES   PRICE OF  EXERCISE              TERM
                                       UNDERLYING   STOCK AT  PRICE AT    NEW    REMAINING
                           DATE OF      OPTIONS      TIME OF   TIME OF  EXERCISE AT DATE OF
NAME                      REPRICING     REPRICED    REPRICING REPRICING  PRICE   REPRICING
----                      ---------    ----------   --------- --------- -------- ----------
Peter P. Savage(1)....... 11/06/98       24,000(3)   $ 2.75    $ 6.06    $ 2.75  110 Months
  President and Chief     11/06/98       50,000(4)   $ 2.75    $ 6.88    $ 2.75  100 Months
  Executive Officer       11/06/98       30,000(5)   $ 2.75    $11.75    $ 2.75   85 Months
                          11/06/98       35,000(6)   $ 2.75    $12.50    $ 2.75   80 Months
                           6/29/95(2)    35,000(7)   $12.50    $18.75    $12.50  110 Months

Paul R. Hartmann......... 11/06/98       14,000(3)   $ 2.75    $ 6.06    $ 2.75  110 Months
  Vice President, Systems 11/06/98       20,000(4)   $ 2.75    $ 6.88    $ 2.75  100 Months
  Engineering             11/06/98       20,000(5)   $ 2.75    $11.75    $ 2.75   85 Months
                          11/06/98       20,000(6)   $ 2.75    $12.50    $ 2.75  110 Months
                           6/29/95(2)    20,000(7)   $12.50    $18.75    $12.50  110 Months

Wayne M. Lettiere........ 11/06/98       12,000(3)   $ 2.75    $ 6.06    $ 2.75  110 Months
  Vice President,         11/06/98       10,000(4)   $ 2.75    $ 6.88    $ 2.75  100 Months
  Operations              11/06/98       15,000(5)   $ 2.75    $11.75    $ 2.75   85 Months
                          11/06/98       15,000(6)   $ 2.75    $12.50    $ 2.75   80 Months
                           6/29/95(2)    15,000(7)   $12.50    $18.75    $12.50  110 Months

Steven F.X. Murphy(8).... 11/06/98       10,000(3)   $ 2.75    $ 6.06    $ 2.75  110 Months
  Vice President, Sales   11/06/98       75,000(9)   $ 2.75    $ 4.75    $ 2.75  101 Months
  and Marketing

Donald J. O'Connor....... 11/06/98       19,000(3)   $ 2.75    $ 6.06    $ 2.75  110 Months
  Vice President, Network 11/06/98       25,000(4)   $ 2.75    $ 6.88    $ 2.75  100 Months
  Systems                 11/06/98       50,000(10)  $ 2.75    $12.50    $ 2.75   80 Months

James L. Keefe........... 11/06/98       13,500(3)   $ 2.75    $ 6.06    $ 2.75  110 Months
  Vice President, Finance 11/06/98       20,000(4)   $ 2.75    $ 6.88    $ 2.75  100 Months
  Administration,         11/06/98       25,000(11)  $ 2.75    $15.25    $ 2.75   91 Months
  Chief Financial Officer 11/06/98        6,000(5)   $ 2.75    $11.75    $ 2.75   85 Months
  and Secretary           11/06/98        5,000(6)   $ 2.75    $12.50    $ 2.75   80 Months
                           6/29/95(2)     5,000(7)   $12.50    $18.75    $12.50  110 Months

Kevin T. Pope............ 11/06/98       16,000(3)   $ 2.75    $ 6.06    $ 2.75  110 Months
  Vice President, Network 11/06/98       25,000(4)   $ 2.75    $ 6.88    $ 2.75  100 Months
  Development             11/06/98       35,000(5)   $ 2.75    $11.75    $ 2.75   85 Months
  Engineering             11/06/98          535(12)  $ 2.75    $ 7.00    $ 2.75   19 Months
                          11/06/98          107(13)  $ 2.75    $ 7.00    $ 2.75   10 Months
                          11/06/98          216(14)  $ 2.75    $ 7.00    $ 2.75    5 Months
                          11/06/98        7,500(6)   $ 2.75    $12.50    $ 2.75   80 Months
                           6/29/95(2)     7,500(7)   $12.50    $18.75    $12.50  110 Months

Richard W. Carter(15).... 06/29/95       15,000(7)   $12.50    $18.75    $12.50  110 Months
  Chief Financial Officer

Howard J. Rutka(16)...... 06/29/95       13,000(7)   $12.50    $18.75    $12.50  110 Months
  Vice President, Sales

--------
 (1) On February 20, 1999, Mr. Savage was appointed to the position of Chairman of the Board of the Company, and resigned from the positions of President and Chief Executive Officer.

 (2) Option was subsequently cancelled and regranted on November 6, 1998.

 (3) Represents the regrant of a cancelled option originally granted in January 1998.

 (4) Represents the regrant of a cancelled option originally granted in February 1997.

 (5) Represents the regrant of a cancelled option originally granted in November 1995.

 (6) Represents the regrant of a cancelled option originally granted in June
     1995.

 (7) Represents the regrant of a cancelled option originally granted in August 1994.

 (8) On January 25, 1999, Mr. Murphy resigned from his position of Vice President, Sales and Marketing with the Company.

 (9) Represents the regrant of a cancelled option originally granted in April 1997.

(10) Represents the regrant of a cancelled option originally granted in June
     1995.

(11) Represents the regrant of a cancelled option originally granted in May
     1996.

(12) Represents the regrant of a cancelled option originally granted in May
     1990.

(13) Represents the regrant of a cancelled option originally granted in September 1989.

(14) Represents the regrant of a cancelled option originally granted in March 1989.

(15) Mr. Carter is no longer an employee of the Company.

(16) Mr. Rutka is no longer an employee of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission (the "SEC"). Such officers, directors and ten percent stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file.

   Based solely on its review of the copies of such forms received by it, the Company believes that all reporting persons complied with Section 16(a) filing requirements applicable to them.

                                    ANNEX B

                          [LOGO OF ALLIANT PARTNERS]

   September 7, 1999

   Board of Directors
   Applied Digital Access, Inc.
   9855 Scranton Road
   San Diego, CA 92121

   You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Applied Digital Access, Inc. ("ADA") for the consideration received in the acquisition (the "Acquisition") of ADA by Dynatech Corporation ("Dynatech"). As contemplated by the Agreement and Plan of Merger (the "Agreement"), dated September 7, 1999, the stockholders of ADA will receive Total Cash Consideration of approximately $80 million in Cash, or $5.37 per share.

   For purposes of the opinion set forth herein, we have:

     (a) Reviewed financial statements and other information of ADA;

     (b) Reviewed certain internal financial statements and other financial and operating data concerning ADA prepared by the management of ADA;

     (c) Analyzed certain financial projections prepared by the management of ADA;

     (d) Discussed the past and current operations, financial condition, and the prospects of ADA with senior executives of ADA;

     (e) Discussed with the senior management of ADA the strategic objectives of the Acquisition and the strategic alternatives available to ADA;

     (f) Compared the financial performance of ADA with that of certain other comparable publicly-traded companies and the prices paid for securities in those publicly-traded companies;

     (g) Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (h) Assessed ADA's forecast and future cash flows for a discounted cash flow analysis;

     (i) Reviewed the Agreement and Plan of Merger, and certain related documents; and

     (j) Performed such other analyses and considered such other factors as we have deemed appropriate.

   We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections of ADA, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of ADA. The financial and other information regarding ADA reviewed by Alliant Partners in connection with the rendering of this opinion was limited to information provided by ADA's management and certain discussions with ADA's senior management regarding ADA's financial condition and prospects and their strategic objectives of the Acquisition as well as the strategic alternatives available to ADA. In addition, we have assumed that the Acquisition will be consummated in accordance with the terms set forth in the Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of ADA, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of the date hereof.

   Our opinion addresses only the fairness of the transaction, from a financial point of view, to the stockholders of ADA, and we do not express any views on any other terms of the Agreement or the business bases underlying the Agreement.

   Alliant Partners has received fees from ADA for previous advisory engagements as well as a fee for this transaction.

   Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the cash consideration received by the ADA stockholders pursuant to the Agreement is fair, from a financial point of view, to the ADA stockholders.

                                          Very truly yours,

                                          Alliant Partners

                                      B-2